SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.1)


                                  FreeSeas Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                    Y26496102
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                                 (CUSIP Number)

                            Konstantinos Koutsoubelis
                              11 Poseidonos Avenue
                                  Athens 167 77
                                     Greece
                                +30 210 8910 170
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 7, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Y26496102
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FS Holdings Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,108,782

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,108,782

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,108,782

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.6%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  Y26496102
           ---------------------

     The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.   Security and Issuer

          Title of Class of Securities

               Common Stock $0.001 par value (the "Shares")

          Name and Address of Issuer

               FreeSeas Inc. (the "Issuer")
               93 Akti Miaouli
               Piraeus J3 18233
               Athens

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Item 2.   Identity and Background.

     This Schedule 13D is being filed by FS Holdings Limited (the "Reporting Person"), a Marshall Islands corporation, with respect to the Common Stock of the Issuer. The board of directors and executive officers of the Reporting Person consists of Bella Restis, Victor Restis, Katia Restis and Claudia Restis (collectively, the "Directors").

     The business address of the Reporting Person is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH9690. The principal business address of the Directors is 11 Poseidonos Avenue, Athens 167 77, Greece.

     The principal business of the Reporting Person is to invest in securities.

     Neither the Reporting Person, nor any of its officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.   Source and Amount of Funds or Other Consideration.

     As of the date hereof the Reporting Person may be deemed to beneficially own 2,108,782 Shares.

     The total cost for the Shares the Reporting Person may be deemed to beneficially own is $6,891,500.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.   Purpose of Transaction.

     The Reporting Person has acquired its Shares of the Issuer for investment. The Reporting Person evaluates its investment in the Shares on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Person reserves the right to be in contact with members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Person reserves the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

     The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

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Item 5.   Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 2,108,782 shares of Common Stock of the Issuer. The Reporting Person has the sole power to vote or direct the vote of 2,108,782 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 2,108,782 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Based on a Form 20-F filed by the Issuer on June 29, 2006, there was a total of 6,282,600 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 33.6% of the outstanding Shares.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Person are set forth in Exhibit B

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 7, 2007, the Reporting Person entered into a promissory note with the Issuer by which the Reporting Person agreed to provide one or more loans to the Issuer in an aggregate amount not to exceed $14 million over a term of two years. Such loan(s) will accrue interest at a rate of 12% per annum. The promissory note provides that the Issuer will grant the Reporting Person 50,000 warrants to purchase Shares for every $1 million or pro rata portion thereof funded under the promissory note up to a maximum of 700,000 Shares. The warrants have an exercise price of $5.00 per Share and are exercisable for a period of five years. The number of Shares purchasable upon exercise of the warrants shall be equal to 50,000 Shares.

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Item 7.   Material to be Filed as Exhibits.


      Exhibit A: Promissory Note
      Exhibit B: Schedule of Transactions in Shares of the Issuer
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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        FS HOLDINGS LIMITED

                                           /s/ Katia Restis
                                        By:------------------------
                                            Director



DATE:  May 11, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

US$14,000,000                                                 May 7, 2007
                                                              New York, New York

                                 PROMISSORY NOTE

     For value received, and on the terms and subject to the conditions set forth herein, FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), HEREBY PROMISES TO PAY to the order of FS Holdings Limited (the "Noteholder"), on the Maturity Date (as defined below) the principal sum of US$14,000,000 (the "Loan"), plus any unpaid interest accrued thereon, or such lesser amount as shall be equal to the unpaid principal amount of the Loan plus such interest. The Company hereby promises to make principal repayments and to pay interest on the dates and at the rate or rates provided for herein.

     The Noteholder will receive warrants (the "Warrants") to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock") at an exercise price of $5.00 per share (the "Exercise Price"). The Warrants shall be exercisable for a period of five years from the date of grant. The number of shares purchasable upon exercise of the Warrants shall be equal to 50,000 shares for each One Million Dollars or pro rata portion thereof funded under the terms of this Note up to a maximum of 700,000 shares of Common Stock (the "Warrant Shares").

     SECTION 1. Certain Terms Defined. The following terms for all purposes of this Note shall have the respective meanings specified below.

     "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York or in Piraeus, Greece are authorized by law to close.

     "Capital Event" shall means any event in which the Company raises gross proceeds of not less than $40,000,000, whether by the sale of new common stock or other equity securities of the Company, or securities convertible or exchangeable into equity securities of the Company.

     "Commission" has the meaning set forth in Section 9(i).

     "Common Stock" has the meaning set forth in the introductory paragraphs.

     "Company" has the meaning set forth in the introductory paragraphs.

     "Event of Default" has the meaning set forth in Section 7.

     "Exchange Act" has the meaning set forth in Section 9(i).

     "Exercise Price" has the meaning set forth in the introductory paragraphs.

     "GAAP" has the meaning set forth in Section 9(c).

     "Loan" has the meaning set forth in the introductory paragraphs.

     "Material Adverse Effect" has the meaning set forth in Section 8(c).

     "Maturity Date" means the earlier of (i) that certain date that is the second anniversary from the date hereof, (ii) the date of a Capital Event, and
(iii) the date on which the amounts due under this Note have been accelerated and are immediately due and payable pursuant to the terms hereof; provided that if such date is not a Business Day, then such date shall be the next succeeding Business Day.

     "Note" shall mean this Promissory Note as amended, from time to time, in accordance with the terms hereof.

     "Noteholder" has the meaning set forth in the introductory paragraphs.

     "Notice" has the meaning set forth in Section 2.

     "Period" means from the date hereof to the earlier of (a) October 31, 2007,
(b) the termination of any Memorandum and (c) the date of occurrence of an Event of Default.

     "Securities Act" has the meaning set forth in Section 8(e).

     "Subsidiary" means any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.

     "Warrants" has the meaning set forth in the introductory paragraphs.

     "Warrant Shares" has the meaning set forth in the introductory paragraphs.

     SECTION 2. Loan Drawdown.

     The Noteholder shall make one or more loans available to the Company during the Period in an aggregate amount not to exceed the Loan. As a condition to the Noteholder making any loan hereunder, the Company shall provide to the Noteholder at least three (3) Business Days' prior written notice of a drawdown request in the minimum amount of at least $250,000 (which drawdown notice shall include a signed memorandum of agreement or similar documentation for the purchase of a vessel and any other documentation reasonably requested by the Noteholder) (each collectively, a "Notice"). Upon the reasonable satisfaction of the Noteholder of the Notice, the Noteholder shall lend, and the Company shall borrow, such amounts on the drawdown date as set forth in such Notice.

     SECTION 3. Maturity Date.

         The Loan shall mature, and the principal amount thereof shall become immediately due and payable (together with unpaid interest accrued thereon) on the Maturity Date.

     SECTION 4. Interest Payments.

     Interest shall accrue from the date hereof at a rate equal to twelve percent (12%) per annum and will be capitalized on an annual basis and added to the principal balance of the Loan at the end of each year. Notwithstanding the foregoing, upon an Event of Default, this Note shall bear interest on and after the date of such Event of Default at a rate equal to the lesser of (i) the maximum interest rate permitted by applicable law and (ii) twenty per cent (20%) per annum.

     Interest shall be payable upon the Maturity Date. Interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed.

     SECTION 5. Optional Prepayments.

     The Company may prepay the Loan, upon thirty (30) days prior written notice to the Noteholder, in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. Any such prepayments made under this Section 5 shall be in minimum increments of $500,000. Amounts of the Loan borrowed and repaid or prepaid may not be reborrowed.

     SECTION 6. General Provisions As To Payments.

     All payments of principal and interest on the Loan by the Company hereunder shall be made not later than 12:00 Noon (New York City time) on the date when due either by cashier's check, certified check or by wire transfer of immediately available funds to the Noteholder's account at a bank specified by the Noteholder in writing to the Company without reduction by reason of any set-off or counterclaim.

     SECTION 7. Events Of Default.

     Each of the following events shall constitute an "Event of Default":

          (a) the principal of the Loan shall not be paid when due;

          (b) any interest on the Loan shall not be paid within five (5) Business Days of when it was due;

          (c) the Company breaches any covenant hereunder and such breach is not cured within thirty (30) days after notice from the Noteholder;

          (d) any representation or warranty of the Company made in this Note shall be incorrect when made in any material respect;

          (e) the Company or any Subsidiary shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any material indebtedness of the Company or any Subsidiary involving the borrowing of money or the extension of credit in excess of $500,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such indebtedness if the effect of such default is to accelerate the maturity of any such indebtedness, or such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity;

          (f) any judgment or order for the payment of money in excess of $500,000 shall be rendered against the Company or any Subsidiary, shall remain unpaid, and shall not be covered by insurance;

          (g) a court shall enter a decree or order for relief in respect of the Company or any Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or any Subsidiary or for any substantial part of the property of the Company or any Subsidiary or ordering the winding up or liquidation of the affairs of the Company or any Subsidiary, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

          (h) the Company or any Subsidiary shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or any Subsidiary or for any substantial part of the property of the Company or any Subsidiary, or the Company or any Subsidiary shall make any general assignment for the benefit of creditors.

     If an Event of Default described in (g) or (h) above shall occur, the principal of and accrued interest on the Loan shall become immediately due and payable without any declaration or other act on the part of the Noteholder. Immediately upon the occurrence of any Event of Default described in (g) or (h) above, or upon failure to pay this Note on demand, the Noteholder, without any notice to the Company, which notice is expressly waived by the Company, may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Noteholder under this Note, or at law or in equity.

     If any Event of Default in (a) - (f) above shall occur for any reason, whether voluntary or involuntary, and be continuing, the Noteholder may by notice to the Company declare all or any portion of the outstanding principal amount of the Loan to be due and payable, whereupon the full unpaid amount of the Loan which shall be so declared due and payable shall be and become immediately due and payable without further notice, demand or presentment.

     SECTION 8. Representations.

     The Company hereby represents and warrants to the Noteholder, as follows:

          (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted

          (b) The Company has the requisite legal and corporate power and authority to enter into, issue and perform this Note and the Warrants in accordance with the terms hereof and thereof. The execution, delivery and performance of this Note and the Warrants by the Company and the consummation by it of the transactions contemplated hereby or thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company, its board of directors or stockholders is required. When executed and delivered by the Company, this Note and the Warrants shall constitute valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

          (c) The execution, delivery and performance of this Note and the Warrants and the consummation by the Company of the transactions contemplated hereby or thereby, do not and will not (i) violate or conflict with any provision of the Company's certificate of incorporation or bylaws, each as amended to date, or any Subsidiary's comparable charter documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries' respective properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected, except, in the case of clauses (ii) and
(iii) above, for any such default or violation that would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect"). Neither the Company nor any of its Subsidiaries is required under federal, state, foreign or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Note or any of the Warrants.

          (d) The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other person in order for it to execute, deliver or perform any of its obligations under or contemplated by this Note or any of the Warrants, except where the failure to obtain any such consent, authorization or order, or the failure to make any such filing or registration, could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof.

          (e) The Warrants when issued and delivered will be duly and validly issued and will be free of all liens and restrictions on transfer other than any restrictions on transfer under the Securities Act of 1933, as amended (the "Securities Act").

          (f) The Warrant Shares have been duly reserved for issuance by the Company in sufficient number to cover the exercise of all of the Warrants. The issuance of the Warrant Shares upon exercise of the Warrants has been duly authorized by the Company and the Warrant Shares when delivered in accordance with the Warrants, will be validly issued, fully paid and non-assessable, and free of all liens and restrictions on transfer other than any restrictions on transfer under the Securities Act.

          (g) The offer, issuance, sale and delivery of the Warrants and Warrant Shares will not under current laws and regulations require compliance with the prospectus delivery or registration requirements of the Securities Act.

     SECTION 9. Affirmative Covenants.

          (a) The Company and each Subsidiary shall maintain its existence and authority to conduct its business as presently contemplated to be conducted;

          (b) The Company shall comply, and cause each Subsidiary to comply, with all applicable laws, rules, regulations and orders applicable to the Company and each Subsidiary;

          (c) The Company shall keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with United States generally accepted accounting principles ("GAAP") consistently applied, reflecting all financial transactions of the Company and its Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made;

          (d) The Company shall not enter into any agreement in which the terms of such agreement would restrict or impair the right or ability to perform of the Company or any Subsidiary under this Note or any of the Warrants;

          (e) The Company and its Subsidiaries shall maintain insurance with responsible companies in such amounts and against such risks as is customary in the shipping industry;

          (f) Company shall pay all applicable taxes as they come due except for any taxes: (i) the amount of which is not individually or in the aggregate material; or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP;

          (g) The Company shall maintain its listing on the Nasdaq Capital Market and neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Company's common stock on the Nasdaq Capital Market;

          (h) The net proceeds from this Note shall be used by the Company solely for the purchase of four vessels under four respective Memorandum of Agreements (collectively the "Memorandum") dated May 1st 2007 between the four wholly-owned subsidiaries of the Company, "Adventure Five S.A", "Adventure Six S.A.", "Adventure Seven S.A." and "Adventure Eight S.A.", as respective buyers, and "Ocean Daisy Shipping Ltd.", "Ocean Phoenix Shipping Ltd.", "Olympian Goddess S.A." and "Ocean Harmony Shipping S.A.", as respective sellers of M/V "Ocean Daisy", M/V "Ocean Phoenix", M/V "Ocean Harmony" and M/V "Olympian Goddess".

          (i) The Company shall timely file all reports required to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities and Exchange Act of 1934, as amended, (the "Exchange Act"), and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.

          (j) The Company shall within a reasonable time following the Noteholder's request, provide any further information about the financial position of the Company which the Noteholder may reasonably request.

          (k) The Company shall issue Warrants to the Noteholder within ten (10) Business Days of the date of lending of any portion of the Loan, in such numbers pro rata to the portion of the Loan lent and as is provided for in the introductory paragraphs.

          (l) The Warrants shall contain customary anti-dilution protection, registration rights, and such other terms as are reasonably acceptable to the Noteholder and in any case on terms no less favorable to the Noteholder than those contained in warrants issued by the Company then outstanding.

SECTION 10.       Transfers.

         The Company may not transfer or assign this Note nor any right or obligation hereunder to any person or entity without the prior written consent of the Noteholder. The Noteholder may transfer or assign this Note and/or any of the Warrants without the prior consent of the Company.

     SECTION 11. Powers And Remedies Cumulative; Delay Or Omission Not Waiver Of Event Of Default.

     No right or remedy herein conferred upon or reserved to the Noteholder is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

     No delay or omission of the Noteholder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Noteholder.

     SECTION 12. Modification.

     This Note may be modified in writing only with the written consent of both the Company and the Noteholder.

     SECTION 13. Attorneys Fees/Enforcement Costs.

          (a) The Company will reimburse the Noteholder for reasonable legal fees and expenses in connection with the transactions contemplated hereby, including without limitation the negotiation, documentation and execution of this Note and the Warrants and (ii) any amendments to any of the documents contemplated in (i) above, and

          (b) In the event that this Note is collected by law or through attorneys at law, or under advice therefrom, the Company agrees to pay all costs of collection, including reasonable attorneys' fees, whether or not suit is brought, and whether incurred in connection with collection, trial, appeal, bankruptcy or other creditors' proceedings or otherwise.

     SECTION 14. Indemnification

     The Company agrees to indemnify and hold harmless the Noteholder (and their respective directors, officers, managers, partners, members, shareholders, affiliates, agents, successors and assigns) (each an "Indemnified Party") from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by such Indemnified Party as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein.

     SECTION 15. Miscellaneous.

          (a) The parties hereto hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of or any default under this Note, except as specifically provided herein.

          (b) Any provision of this Note which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or impairing the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

          (c) This Note shall bind the Company and its successors and permitted assigns. The rights under and benefits of this Note shall inure to the Noteholder and its successors and assigns.

          (d) The Section headings herein are for convenience only and shall not affect the construction hereof.

          (e) All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be made in writing and faxed, mailed or delivered to each party at the respective addresses of the parties, or at such other address or facsimile number as the Company shall have furnished to Noteholder in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) on receipt of confirmation of delivery.

          (f) In the event any interest is paid on this Note, which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.


THIS NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

THE COMPANY HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY LITIGATION ARISING HEREUNDER. THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK. THE COMPANY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

BY ITS ACCEPTANCE OF THIS NOTE THE NOTEHOLDER AND THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE NOTEHOLDER OR THE COMPANY. THE COMPANY ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE NOTEHOLDER MAKING THE LOAN EVIDENCED HEREBY.

          IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed on the date indicated above.



                                  FREESEAS INC.



                                 By:
                                     -----------------------------------
                                 Name: Ion Varouxakis
                                 Title: Chief Executive Officer





Acknowledged:


FS HOLDINGS LIMITED


By:
   -------------------------------------
Name: Konstantinos Koutsoubelis
Title: Attorney-in-Fact

Exhibit B

                            SCHEDULE OF TRANSACTIONS
                            ------------------------

                                      None
                                      ----


SK 02391 0006 772421 v2